EXHIBIT 99.79

Emerald Health Therapeutics Provides Update on Financing Transactions

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Jan. 27, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today provided an update on a previously announced shares for debt transaction.

Further to its news release dated December 16, 2019, Emerald will be settling $2,816,963 (the "Debt") of the aggregate debt owed by Emerald to Emerald Health Sciences Inc. ("Sciences"), a control person of Emerald. Emerald will settle $794,182 owed to Sciences pursuant to a previously disclosed loan agreement between the parties, as well as $2,022,781 owed to Sciences pursuant to trades payable. Emerald will satisfy the Debt by issuing 9,713,666 common shares of Emerald (each, a "Debt Share") at a deemed value of $0.29 per Debt Share (the "Debt Settlement"). The Debt Settlement has been approved by the independent members of the board of directors of Emerald, who have determined that the fair market value of the securities being issued under the Debt Settlement and the consideration therefor are reasonable. The closing of the Debt Settlement is subject to certain customary conditions including, but not limited to, the receipt of all necessary regulatory approvals.

Sciences currently holds approximately 29,687,942 of the issued shares of Emerald and, upon completion of the Debt Settlement, Sciences will hold approximately 23.1% of the issued and outstanding shares of Emerald, on an undiluted basis.

As Sciences is a control person of Emerald, the Debt Settlement is considered to be a “related party transaction”, as defined under Multilateral Instrument 61-101 (“MI 61-101”). Emerald intends to rely on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(a) thereof.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. Its 50%-owned Pure Sunfarms (PSF) operation in British Columbia, with high quality, affordably priced products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 square foot indoor facility in Québec. Its Metro Vancouver health and wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Debt Settlement; obtaining required regulatory approvals; production and processing capacity of various facilities; and expansion of facilities.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.